REPORT OF INDEPENDENT AUDITORS


To the Board of Directors and Shareholders
GolfGear International, Inc.

We have audited the accompanying consolidated balance sheets of GolfGear International, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of GolfGear International, Inc. and subsidiaries as of December 31, 1998 and 1997, and the consolidated results of their operations and cash flows for the years then ended, in conformity with generally accepted accounting principles.

HOLLANDER, LUMER & CO.
Los Angeles, California
September 11, 1999

GOLFGEAR INTERNATIONAL, INC. AND
SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

                                December 31,    December 31,       June 30,
                                    1998            1997             1999
                                ____________    ____________       ________
                                                                  (Unaudited)
ASSETS
CURRENT ASSETS
Cash                             $   31,771     $    188,395      $   8,444
Accounts receivable, net of
allowance for doubtful accounts
of $42,000 in 1998, $3,500 in
1997 and $134,000 in 1999            280,241           76,609       524,421
Inventories                         424,420          281,796        257,905
Prepaid expenses                     12,495           73,797          1,319
TOTAL CURRENT ASSETS                748,927          620,597        792,089

PROPERTY AND EQUIPMENT, Net         116,967           68,686        117,883

OTHER ASSETS
Patents and trademarks, net         173,380          173,311        165,292
Deposits                             10,126            6,900         10,126
TOTAL OTHER ASSETS                  183,506          180,211        175,418

                                 $1,049,400         $869,494     $1,085,390

LIABILITIES AND SHAREHOLDERS'
EQUITY (DEFICIENCY)
CURRENT LIABILITIES
Bank credit line payable         $   47,261         $ 42,492     $   65,328
Notes payable to shareholders        78,397           39,397         78,397
Notes payable                        16,203           25,000         50,000
Accounts payable and accrued
expenses                            674,048          191,837        819,532
Accrued product warranties           43,904           48,068         35,487
Accrued interest                     11,753            5,759         14,453
Accrued officer's compensation       65,000           50,000         65,000

TOTAL CURRENT LIABILITIES       $   936,566         $402,553     $1,128,197

COMMITMENT AND CONTINGENCIES

SHAREHOLDERS' EQUITY
(DEFICIENCY)
Preferred stock, $.001 par value;
authorized - 10,000,000 shares;
issued and outstanding - none
Common stock, $.001 par value;
authorized - 50,000,000 shares
issued and outstanding -
12,497,027 shares in 1998,
10,250,876 in 1997 and
12,587,194 shares in 1999           12,497           10,251          12,587
Additional paid-in capital       5,633,949        3,260,132       5,916,973
Accumulated deficit             (5,533,612)      (2,803,442)     (5,972,367)

TOTAL SHAREHOLDERS' EQUITY         112,834          466,941         (42,807)
(DEFICIENCY)
                                $1,049,400        $ 869,494      $1,085,390

See accompanying Notes To Consolidated Financial Statements.

GOLFGEAR INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

                   Year Ended    Year Ended   6 Months Ended   6 Months Ended
                   December 31   December 31     June 30          June 30
                      1998          1997          1999             1998
                   ___________   ___________  ______________   ______________
                                               (Unaudited)      (Unaudited)

SALES              $1,244,119    $   420,619   $1,362,235       $   751,394

COST OF GOODS
SOLD                  937,734        319,514      699,734           397,794
                   __________    ___________   __________       ___________

GROSS PROFIT         306,385         101,105      662,501           353,600
                   __________    ___________   __________       ___________
EXPENSES
Selling and
marketing            657,853         202,608      278,167           297,961
Tour and pro
contracts            479,561          15,896      142,014           206,317
Infomercial          503,567            -             -                -
Product development  135,000            -             -                -
Bad debt expense      39,448           3,500      115,000             3,500
General and
administrative     1,130,242         729,012      524,797           473,070
Depreciation and
amortization          56,659          58,454       21,210            36,950
Interest expense      34,225          91,512       20,068             4,202

TOTAL EXPENSES    $3,036,555      $1,100,982   $1,101,256        $1,022,000

NET LOSS         $(2,730,170)     $ (999,877)  $ (438,755)       $ (668,400)

WEIGHTED AVERAGE
NUMBER OF COMMON
SHARES
OUTSTANDING       11,558,995       7,543,000    12,510,777        11,003,629

BASIC AND DILUTED
LOSS PER SHARE
Net loss             $(0.24)          $(0.13)       $(0.03)          $(0.06)

See accompanying Notes To Consolidated Financial Statements.

GOLFGEAR INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

                  Year Ended    Year Ended    6 Months Ended    6 Months Ended
                  December 31   December 31      June 30            June 30,
                     1998          1997           1999                1998
                  ___________   ___________   ______________    _____________
                                               (Unaudited)       (Unaudited)
CASH FLOWS FROM
OPERATING
ACTIVITIES
Net loss          $(2,730,170)  $ (999,877)    $  (438,755)      $ (668,400)
Adjustments to
reconcile net
loss to net cash
used in operating
activities:
Depreciation and
amortization           56,659       58,454          21,210           36,950
Common stock
issued for services   275,635       95,506          17,070           26,500
Common stock issued
by directors on
behalf of Company         -         60,500             -               -
Common stock issued
for product
development           125,000         -                -               -
Fair value of
options and warrants
issued to non-
employees             449,128      290,720        216,044           163,003
Changes in operating
assets and
liabilities:
(Increase) decrease
in:
Accounts receivable  (203,632)     (57,819)      (244,180)         (419,656)
Inventories          (142,624)    (135,413)       166,515          (449,921)
Prepaid expenses       61,302      (68,172)        11,176             5,108
Deposits               (3,226)        -              -              (17,500)
Increase (decrease)
in:
Accounts payable      582,211      (91,101)       145,484           440,747
Accrued product
warranties             (4,164)      (1,932)        (8,417)             (583)
Accrued interest        5,994        3,770          2,700               183
Accrued officer's
compensation           15,000      110,000            -                  -
NET CASH USED IN
OPERATING
ACTIVITIES
                   (1,512,887)    (735,364)      (111,153)         (893,569)

CASH FLOWS FROM
INVESTING ACTIVITIES
Purchases of
property and
equipment            (88,654)      (44,564)       (13,688)          (48,789)
Additions to
patents and
trademarks           (16,355)      (18,429)          (350)          (16,356)
Additions to
infomercial costs       -             -               -            (503,567)
NET CASH USED IN
INVESTING ACTIVITIES
                    (105,009)      (62,993)       (14,038)         (568,712)

CASH FLOWS FROM
FINANCING ACTIVITIES
Sale of equity
securities in
private placements
net                1,415,050       986,250        50,000          1,414,106
Increase in stock
subscription
receivable             -              -             -               (65,000)
Exercise of stock
options               11,250          -             -                11,250
Net increase
(decrease) in bank
credit line            4,769       (5,654)        18,067             (3,016)
Proceeds from
short-term
borrowings            65,000      106,379         50,000
Repayments on
short-term
borrowings           (34,797)    (105,000)      (16,203)            (4,806)

NET CASH PROVIDED
BY FINANCING
ACTIVITIES         1,461,272     981,975        101,864          1,352,534

NET INCREASE
(DECREASE)
IN CASH             (156,624)    183,618        (23,327)          (109,747)

CASH BEGINNING
OF PERIOD            188,395       4,777         31,771            188,395

CASH END OF
PERIOD            $   31,771    $188,395      $   8,444         $   78,648

CASH PAID FOR:
Interest          $   16,553    $ 19,742      $  17,368         $    4,019
Income taxes            -          4,000           -                   -

NON-CASH INVESTING
AND FINANCING
ACTIVITIES:
Conversion of
accounts payable
into common stock $  100,000   $  89,983           -                   -
Conversion of note
payable into
common stock            -         10,000           -                   -
Purchase of
automobile from
officer                 -          7,818           -                   -
Conversion of
accounts payable
into note payable       -         25,000           -                   -
Conversion of
accrued officer's
salaries into
common stock            -        115,770           -                   -

See accompanying Notes To Consolidated Financial Statements.

GOLFGEAR INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
(DEFICIENCY)
YEARS ENDED DECEMBER 31, 1998 AND 1997 AND SIX MONTHS ENDED JUNE 30, 1999 (UNAUDITED)

                                          Additional
                      Common              Paid-In    Accumulated
                      Stock      Amount   Capital      Deficit    Total

Balance
December 31, 1996     6,375,335  $ 6,374  $1,615,280  $(1,803,565) $(181,911)

Conversion of
accounts payable into
common stock            157,204      157      89,826                  89,983

Conversion of note
payable into common
stock                    17,710       18       9,982                  10,000

Issuance of common
stock for services      159,927      160      95,346                  95,506

Shares of common
stock issued by
directors on behalf
of Company                                    60,500                  60,500

Fair value of options
and warrants issued
to non-employees                             290,720                 290,720

Issuance of common
stock in private
placements, net       2,386,340   2,388      983,862                 986,250

Issuance of common
stock in reverse
merger                1,000,000   1,000       (1,000)                   -

Conversion of
accrued officer's
salary into common
stock                   154,360     154      115,616                 115,770

Net loss for the
year                                                     (999,877)  (999,877)
                     _________   ______   __________    __________  _________
Balance
December 31, 1997    10,250,876  10,251    3,260,132    (2,803,442)  466,941

Conversion of
accounts payable into
common stock            100,000     100      99,900                  100,000

Issuance of common
stock for services      256,033     256     275,379                  275,635

Issuance of common
stock for product
development             125,000     125     124,875                  125,000

Fair value of
options and warrants
issued to non-
employees                                   449,128                  449,128

Issuance of common
stock in private
placements, net       1,747,500   1,747   1,413,303                1,415,050

Exercise of stock
options                 17,618       18      11,232                   11,250

Net loss for the
year                                                  (2,730,170) (2,730,170)

Balance
December 31, 1998   12,497,027   12,497   5,633,949   (5,533,612)    112,834

Issuance of common
stock for services     23,500        23      17,047                   17,070

Issuance of common
stock in private
placements, net        66,667        67      49,933                   50,000

Fair value of
options and warrants
issued to non-
employees                                   216,044                  216,044

Net loss for the
six months end
June 30, 1999                                           (438,755)   (438,755)

Balance
June 30, 1999
(Unaudited)        12,587,194   12,587   5,916,973    (5,972,367)    (42,807)

See accompanying Notes To Consolidated Financial Statements.

GOLFGEAR INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997AND JUNE 30, 1999 (Unaudited)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

Description of Business - GolfGear International, Inc. and its subsidiaries (collectively, "GolfGear" or the "Company") designs, develops and markets premium golf clubs. GolfGear, formerly Harry Hurst Jr., Inc. ("HHI"), was incorporated under the laws of the State of Nevada on October 9, 1997. The Company is the successor entity resulting from a December 5, 1997 reorganization between GolfGear International, Inc. ("GGI"), which has been active in the golf business since 1990, and HHI, a non-operating public shell corporation. HHI changed its name to GolfGear International, Inc. and GGI changed its name to GGI, Inc. and remains a wholly-owned subsidiary of the Company. Each share of common stock of GGI was exchanged for 3.5235 shares of common stock of HHI. The shareholders of GGI, constituting 90% of the then outstanding common stock, became the controlling shareholders of the Company.

For accounting purposes, the acquisition of GGI by HHI has been treated as a reverse acquisition of GGI with GGI considered the acquiror. The historical financial statements prior to December 5, 1997 are those of GGI. All information in the accompanying financial statements has been retroactively restated to reflect this transaction. The Company operates in one business segment.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary, GGI, Inc., and GGI, Inc.'s wholly-owned subsidiaries, GearFit Golf Company and Pacific Golf Holdings, Inc. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Inventories - Inventories are stated at lower of cost (average) or market.

Property and Equipment - Property and equipment are stated at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the assets which range from five to seven years. Leasehold improvements are amortized on the straight-line method over the term of the lease or the useful life of the asset, whichever is shorter.

Property and equipment are reviewed for impairment whenever events or circumstances indicate that the asset's nondiscounted expected cash flows are not sufficient to recover its carrying amount. The Company measures an impairment loss by comparing the fair value of the asset to its carrying amount. Fair value of an asset is calculated as the present value of expected future cash flows.

Patents and Trademarks - Patents and trademarks are being amortized on the straight-line method over a seventeen and ten-year life, respectively.

License Agreements

On August 12, 1998, the Company executed a License Agreement with Confidence Golf, Inc., a California corporation formerly owned by Robert J. Williams, who is a former Officer and a Director, and currently a major stockholder of the Company (see Exhibit 10.5 to this Form 10-SB). Confidence Golf, Inc. was purchased by Family Golf Centers, inc. in December 1997. Pursuant to the License Agreement, the Company has licensed to Confidence Golf, Inc. a non-exclusive worldwide right to utilize the Company's patented forged insert technology in the manufacture and sale of golf clubs. The License Agreement provides for royalties to be paid at the rate of $2.00 per iron and $2.50 per wood for each golf club, component made, used or sold worldwide. The License Agreement expires upon termination of all patents and patent applications, or in the event that royalty payments are not timely made or there is a material breach of this agreement.

On November 19, 1998, the Company entered into a similar licensing agreement with Wilson Sporting Goods Company to also use the Company's forged insert technology (attached as Exhibit 10.6 to this Form 10-SB). Under the terms of this agreement, Wilson agreed to pay royalties as follows: (a) for irons: $1.00 per club for the first 250,000 sold, $0.75 per club for the next 250,000 up to 500,000, and $0.50 for over 500,000; and (b) for woods: $1.00 per club for the first 500,000 and $0.75 per club over 500,000. The Company intends to continue licensing its patented technology to other companies as such opportunities become available.

Revenue Recognition - Revenue is recognized when products are shipped to customers. The Company generally provides a lifetime warranty against defects. The Company makes a provision for warranty costs in the period of sale. The Company periodically reviews the adequacy of the accrued product warranties.

Stock-Based Compensation - The Company elected to account for employee stock options based on the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees" and adopted only the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation".

Income Taxes - The Company accounts for income taxes utilizing the asset and liability approach, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the basis of assets and liabilities for financial reporting purposes and tax purposes.

Net Loss Per Common Share - Effective December 31, 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128"), which establishes standards for computing and presenting earnings per share. SFAS No. 128 replaces the presentation of primary earnings per share and fully diluted earnings per share with basic earnings per share and diluted earnings per share, respectively. Basic earnings per share excludes the dilutive effects of options and convertible securities, if any, and is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed assuming the exercise or conversion of common equivalent shares, if dilutive, consisting of unissued shares under stock options, warrants and debt instruments. In accordance with SFAS No. 128, all prior periods presented have been restated to conform to the new presentation.

At December 31, 1998 and 1997, potential dilutive securities representing 3,345,509 and 2,425,077 shares of common stock, respectively, were not included in the earnings per share calculation since their effect would be anti-dilutive. At December 31, 1998, potential dilutive securities consisted of 1,359,905 outstanding stock options and 1,685,604 outstanding common stock purchase warrants. At December 31, 1997, potential dilutive securities consisted of 1,l37,523 outstanding stock options and 1,287,554 outstanding common stock purchase warrants.

At June 30, 1999 and 1998, potential dilutive securities representing 3,115,509 and 2,845,509 shares of common stock, respectively, were not included in the earnings per share calculation since their effect would be anti-dilutive. At June 30, 1999, potential dilutive securities consisted of 1,359,905 outstanding stock options and 1,755,604 outstanding common stock purchase warrants. At June 30, 1998, potential dilutive securities consisted of 1,309,905 outstanding stock options and 1,535,604 outstanding common stock purchase warrants.

Basic and diluted earnings per share are the same for all periods presented.

Concentration of Credit Risk - The Company maintains its accounts with a financial institution with a high credit rating. As of December 31, 1998, the Company had an account in one bank with a balance of $188,395, which exceed the Federally insured limit.

Allowance for Doubtful Accounts - The Company makes periodic evaluations of the creditworthiness of its customers and generally does not require collateral. As of the balance sheet dates presented, management has determined that an adequate provision has been made for doubtful accounts.

Dependence on Major Suppliers - The Company is dependent on two major suppliers for the production of golf club heads and tooling used to produce the heads. However, management believes that the risk is mitigated due to the large number of alternative suppliers.

Major Customers - Two customers accounted for approximately 49% of total sales in 1998. Three customers accounted for approximately 49% of total sales in 1997. During the six months ended June 30, 1999 and 1998, 64% and 53% of total sales were accounted for by three and two customers, respectively.

Reclassifications - Certain prior period balances have been reclassified to conform with current year's presentation.

Infomercial Costs - During 1998, the Company incurred aggregate costs of $503,567 with respect to the preparation and filming of an infomercial. At December 31, 1998, management reviwed the Company's infomercial program and determined it to be unsuccessful and such costs were charged to operations during 1998.

Comprehensive Income - A statement of comprehensive income is not presented for the Company because the Company has no items of comprehensive income.

2.	INVENTORIES.

Inventories consisted of the following at December 31, 1998 and 1997 and June 30, 1999:

                                  1998           1997         1999
                                  ____           ____         ____
                                                              (Unaudited)

Component parts                   $274,319 	    $198,011      $120,782
Finished goods 	                   150,101        83,785       137,123

                                  _________    __________     _________

                                 $  424,420    $  281,796     $257,905

3.	PROPERTY AND EQUIPMENT.

Property and equipment consisted of the following at December 31, 1998 and 1997 and June 30, 1999:

                                  1998           1997          1999
                                  ____           ____          ____
                                                             (Unaudited)

Machinery and equipment       $  5,850       $  4,801         $  5,850
Office equipment                	6,056          3,048           12,521
Computers and software          50,111         37,158           51,110
Furniture and fixtures        	 40,295         36,020           40,295
Automobile                       7,818          7,818            7,818
Trade show booths             	 64,824          4,046           67,999
Tooling                        164,626        158,036          167,676
Leasehold improvements      	    1,913          1,913            1,913

                              $341,493       $252,840         $355,182
Less accumulated
 depreciation and
 amortization             	    224,526        184,154          237,299

                              $116,967       $ 68,686         $117,883

4.	BANK CREDIT LINE PAYABLE.

At December 31, 1997, Company had an unsecured $50,000 bank line of credit that was increased to $70,000 in November 1998. The line originally matured in April 1998, and was renewed with maturity date of November 1999. Interest is payable monthly at the rate of prime plus 3% (11.25% at December 31, 1998). Outstanding borrowings at December 31, 1998 and 1997 amounted to $47,261 and $42,492, respectively. The line is personally guaranteed by the Company's President and Chief Executive Officer. At June 30, 1999 outstanding borrowings were $65,328.

5.	NOTES PAYABLE.

The Company issued a subordinated convertible note on November
12, 1996. The face value of the note was $10,000 with a stated interest rate of 10% and a maturity date of August 12, 1997. The note was converted during 1997 into 17,710 shares of common stock.

The Company had notes payable to shareholders totaling $78,397 and $39,397 as of December 31, 1998 and 1997 ($78,397 at June 30,
1999). The notes bear interest at 10% and are payable on demand.

In October 1997, a certain creditor converted the balance of its account payable into a note payable in the amount of $25,000. The note bears interest at 10% and is payable in 24 equal monthly installments of $1,154 beginning in February 1998. The note becomes immediately due upon the Company completing one or more debt or equity financings aggregating $1,000,000. As of December 31, 1997, this condition had been met. As of December 31, 1998 the note had an outstanding balance of $16,203 which was paid-off in 1999.

On January 8, 1999, the Company borrowed $50,000 from a third-party at 9% interest, due on April 8, 1999. In connection therewith, the Company issued a warrant to purchase 20,000 shares of common stock exerciseable at $1.06 per share through January 8, 2004. At June 30, 1999 the outstanding balance was $40,000. The Company is negotiating a final payment of this promissory note.

On February 3, 1999, the Company borrowed $10,000 from a third-party at 9% interest, due on February 3, 2000. At June 30, 1999 the original balance remained outstanding.

6.	COMMITMENTS AND CONTINGENCIES.

Operating Lease - The Company leases its office and warehouse facilities under a 36 month operating lease beginning December
15, 1996. The lease is personally guaranteed by the Company's
President and  Chief Executive Officer.

Rent expense charged to operations was $40,550 in 1998 and $36,000 in 1997. Rent expense charged to operations during the six months ended June 30, 1999 and 1998 was $19,470 and $18,117, respectively.

Financial Services Agreement - On June 7, 1997, the Company entered into a Financial Services Agreement with Bridgewater Capital Corporation ("Bridgewater") whereby Bridgewater agreed to arrange and help consummate a merger between the Company and a public shell corporation and also assist the Company to analyze, negotiate and advise on obtaining equity capital or debt financing (see Exhibit 10.7 to this Form 10-SB). Upon the successful completion of the $500,000 financing in October 1997, the Company paid Bridgewater a fee of $70,000 and issued 499,002 of the Company's common stock, representing 4.99% of the post-reorganization with Harry Hurst Jr., Inc. The Financial Services Agreement required that Bridgewater be paid a consulting fee of $72,000, payable $6,000 monthly, have the right to appoint one person to the Board of Directors for two years, and be paid a 10% finder's fee and 2% unaccountable expense allowance on all caapital, cash, equity or debt infused into the Company by or through Bridgewater. This agreement expired in October 1998. Mr. Peschong, a former Director of the Company, is an officer and shareholder of Bridgewater. The Company also paid $6,900 to Bridgewater, of which a former director of the Company is an officer and shareholder, as a capital raising fee during the year ended December 31, 1998.

On January 27, 1999, the Company executd a letter of understanding with Bridgewater whereby, among other things, the Company agreed to issue a promissory note to Bridgewter in the amount of $50,000 all due and payable no later than April 1, 1999 and to issue common stock warrants entitling Bridgewater to purchase 105,705 Shares of common stock at $0.62 per Share whcih expire October, 2002. The agreement to issue the promissory note and warrants arise out of ostensible obligations under the Financial Services Agreement. The execution of th eletter of understanding was in anticipation of and contingent upon anticipated equity financing which did not materialize.

Consulting Agreement - On October 1, 1998, the Company executed a Consulting Agreement with Sports Opportunities International, a South Carolina corporation, owned by Parker Smith, one of the Directors of the Company (see Exhibit 10.9 to this Form 10-SB). This agreement requires a payment of $40,000 a year to be paid in four equal quarterly installments which commenced on January 1, 1999. The Consulting Agreement also granted stock options entitling the purchase of 50,000 shares of common stock at $2.00 per share, 20,000 of which vested upon execution of this agreement; 15,000 of which vest six months of execution of this agreement, and the remaining 15,000 which vest one year after execution of this agreement. The Consulting Agreement also provides for a $0.25 royalty to be paid for each golf club sold through companies or distributors introduced to the Company by Mr. Smith. The agreement has a term of one year, and expired without being renewed on October 1, 1999.

Employment Agreements - Effective July 1, 1998, the Company entered into an employment agreement with its president and major shareholder for a period of three years with an initial base salary of $90,000 per year.

Corporate Development Agreement - In October 1997, the Company entered into a Corporate Development Agreement with The Michelson Group, Inc.("Michelson") whereby Michelson would perform certain corporate advisory services. During 1998, the Company issued 160,000 shares of its common stock pusuant to and in full satisfaction of this agreement.

Legal Proceedings - From time to time, the Company is involved in litigation arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations and cash flows.

7.	RELATED PARTY TRANSACTIONS.

On June 17, 1997, the Company entered into a Financial Services Agreement with Bridgewater Capital Corporation ("Bridgewater") whereby Bridgewater would arrange and help consummate a merger between the Company and a public shell corporation and also assist the Company to analyze, negotiate and advise on obtaining equity capital or debt financing. Upon the successful completion of the $500,000 financing in October 1997, the Company paid Bridgewater a fee of $70,000 and issued 499,002 shares of the Company's common stock, representing 4.99% of the post-reorganized public company. In December 1997, the Company completed a reorganization with Harry Hurst Jr., Inc.(see Note
1). The Financial Services Agreement also requires that Bridgewater be paid a consulting fee of $72,000, payable $6,000 monthly, have the right to appoint one person to the Board of Directors for two years, and be paid a 10% finder's fee and 2% unaccountable expense allowance on all capital, cash, equity or debt infused into the Company by or through Bridgewater. This agreement expired in October 1998. Mr. Peschong, a former director of the Company, is an officer and shareholder of Bridgewater.

On January 27, 1999, the Company executed a letter of understanding with Bridgewater whereby, among other things, the Company agreed to issue a promissory note to Bridgewater in the amount of $50,000 all due and payable no later than April 1, 1999 and to issue common stock warrants entitling Bridgewater to purchase 105,705 Shares of common stock at $0.62 per Share which expires October, 2002. The agreement to issue the promissory note and warrants arise out of ostensible obligations under the Financial Services Agreement.
The execution of the letter of understanding was in anticipation of and contingent upon anticipated equity financing which did not materialize.

The Company sold products to a company partially owned by the spouse of the Company's President and Chief Executive Officer. During 1997, the spouse's ownership interest in the company was divested. Sales to the company totaled approximately $50,000 in 1997.

During 1997, two directors of the Company transferred an aggregate of 60,500 shares of the Company's common stock that they owned to certain third parties on behalf of the Company. As a result, the Company recognized non-cash compensation expense and a corresponding increase to additional paid-in capital of $60,500.

In March of 1998, the Company recorded a liability of $65,000 to the spouse of the Company's President and major shareholder as a finder's fee with respect to a $650,000 equity investment in the Company during 1998. As of December 31, 1998 and June 30, 1999, the balance remaining on the $65,000 obligation was $39,000 and is included in notes payable to shareholders.

During 1998, the Company also paid $6,900 to an company of which a former director of the Company is an officer and shareholder as a capital raising fee.

8.	INCOME TAXES.

As of December 31, 1998, the Company has net operating loss carryforwards of approximately $3,778.000, which can be used to offset future taxable income. The utilization of such carryforwards will be limited by Internal Revenue Code due to the change in ownership of the Company. No deferred assets benefit for these operating losses has been recognized in the financial statements due to the uncertainty as to the realizability of these in the future periods.

9.	SHAREHOLDERS' EQUITY.

On June 16, 1999, the Company sold 66,667 shares of its common stock to an investor for $50,000 pursuant to an agreement to sell up to 500,000 shares to that same investor. On August 31, 1999, the agreement expired with no further sales being made.

During 1998, the Company raised gross proceeds of $1,587,500 from private placements of 1,587,500 shares of its common stock at a price of $1.00 per share. In connection with these private placements, the Company paid commissions and fees of $12,450, issued 160,000 shares of common stock valued at $160,000 for services rendered and issued warrants to purchase 217,000 shares of common stock exerciseable at $2.00 per share through March 1, 2001, and warrants to purchase 31,050 shares of common stock exerciseable at $1.20 per share through December 29, 2000.

During 1997, the Company raised gross proceeds of $1,037,500 from private placements of its common stock that commenced on September 1, 1997 at a price of $.57 per share and $50,000 from private placements that commenced on December 12, 1997 at a price of $1.00 per share. In connection with these private placements, the Company paid commissions and fees of $101,250, issued 499,002 shares of common stock valued at $282,000 for services rendered and issued warrants to purchase 1,057,500 shares of common stock exerciseable at $.28 per share through October 1, 2002, and warrants to purchase 5,000 shares of common stock exerciseable at $1.20 per share through December 29, 2000.

During 1998 and 1997, accounts payable in the aggregate amount of $100,000 and $89,983 were converted into 100,000 shares and 157,204 shares, respectively, of the Company's common stock.

During 1998, the Company paid $10,000 in cash and issued 125,000 shares of its common stock valued at $125,000 for the purchase of a golf accessory business.

During 1997, the Company's President and Chief Executive Officer converted his accrued salaries of $115,770 into 154,360 shares of the Company's common stock at $.75 per share.

During 1998 and 1997, the Company issued 256,033 shares valued at $275,635 and 159,927 shares valued at $95,506, respectively, for services received. During the six months ended June 30, 1999, 23,500 shares valued at $17,070 were issued for services received.

During 1999, 1998, and 1997, warrants to purchase 50,000 shares, 150,000 shares, and 119,799 shares, respectively, at prices ranging from $0.28 to $2.00 per share were issued to non-employees for services rendered. During the six month period ended June 30, 1999, warrants to purchase 70,000 Shares at prices ranging from $1.06 to $2.00 per share were issued to non-employees for services rendered.

Information regarding the Company's warrants is as follows:

                       Weighted
     			  	            Shares	      Average	    Weighted 	  Aggregate
                       Underlying	  Exercise	   Average	    Exercise
                       Warrants	    Price  	    Fair Value	  Price
                       __________   ________    __________  _________
BALANCE
DECEMBER 31, 1996
Granted			             1,287,554	  $     .31	   $      .48	  $ 398,800
Canceled
Exercised

BALANCE
DECEMBER 31, 1997	     1,287,554 	 $     .31 	  $      .48 	 $ 398,800
Granted			               398,050	       1.87		        2.75	    746,260
Canceled
Exercised

BALANCE
DECEMBER 31, 1998   	  1,685,604 	 $     .68 	  $     1.02   $1,145,060
Granted			                70,000	       1.73		         .75      121,200
Canceled
Exercised

BALANCE
JUNE 30, 1999    	     1,755,604 	 $    1.01 	  $      .48   $1,266,260
(Unaudited)

The following table summarizes the information about warrants outstanding at December 31, 1998:

                			   Number of			        Weighted Average
     			              Shares			           Remaining
Exercise Price		      Outstanding			      Contractual Life
______________        ___________         ________________

$  .28	               1,197,990	          3.7 years
$  .62	                  84,564	          3.2 years
$ 1.20	                  36,050	          4   years
$ 1.75	                 100,000	          1.5 years
$ 2.00	                 267,000				       2   years
                      _________
                     	1,685,604

The Company accounted for warrants granted to non-employees in accordance with SFAS No. 123 which requires non-cash compensation expense be recognized over the expected period of benefit. During 1998 and 1997, the Company recognized non-cash compensation expense of $76,000 and $104,720 for warrants to purchase 150,000 shares and 225,504 shares, respectively, of common stock. The remaining 248,050 warrants in 1998 and 1,062,050 warrants in 1997 were issued in connection with the sale of common stock. The offering costs associated with these warrants were netted against the proceeds from the sale of common stock.

Information regarding the Company's stock options is as follows:

                     Weighted
    			    	         Shares	       Average	    Weighted 	   Aggregate
                     Underlying	   Exercise	   Average	     Exercise
                     Warrants	     Price  	    Fair Value	  Price
                     __________    ________    __________   _________
BALANCE
DECEMBER 31, 1996	       70,472	   $ .64	     	             $   45,000
Granted			            1,067,051	     .62		           .46	      657,500
Canceled
Exercised
                      _________    ________    __________   __________
BALANCE
DECEMBER 31, 1997	    1,137,523 	  $ .62 	     $     .43 	  $  702,500
Granted			              240,000	    3.78	           2.35	      907,500
Canceled
Exercised		 	           (17,618)	    .64 	           -         (11,250)
                      __________   _____       _________    ___________
BALANCE
DECEMBER 31, 1998
AND JUNE 30, 1999
(Unaudited)           1,359,905    $1.18       $     .78    $1,598,750

The following table summarizes the information about stock options outstanding at December 31, 1998:

                			Number of			       Weighted Average
              			  Shares			          Remaining
Exercise Price		   Outstanding			     Contractual Life

$ .64	                  52,854	       2.7 years
$ .57	                 704,701	       3.7 years
$ .62	                 352,350	       3.7 years
$ 2.00	                 50,000        0.8 years
$ 3.75	                 10,000	       4   years
$ 4.25	                190,000        1   year
                     1,359,905

The Company accounted for stock options granted to employees, officers and directors under APB Opinion No. 25, "Accounting for Stock Issued to Employees", under which no compensation cost has been recognized. Options granted to non-employee directors are accounted for in accordance with SFAS No. 123. Had the compensation cost for the options been determined based upon the fair value at the grant date consistent with the methodology prescribed under SFAS No. 123, the Company's net loss and basic and diluted loss per share in 1998 would have been increased by approximately $48,000 and $.004 per share, respectively, ($306,000 and $.04 per share, respectively, in 1997).

The fair value of the warrants and options granted is estimated on the date of grant using the Black-Scholes option pricing model with following weighted average assumptions: dividend yield of 0%, volatility of 100%, risk-free interest rate of 6.7% and an expected life of five years.

The effect of applying SFAS No. 123 in this pro forma disclosure is not indicative of future results.

10.  STOCK OPTION PLAN

In October of 1997, the Board of Directors of the Company approved a stock option plan entitled "GolfGear International, Inc. 1997 Stock Incentive Plan"("Plan") (attached as Exhibit 10.11 to this Form 10-SB). This Plan is intended to allow designated officers and employees and certain non-employees of the Company to receive stock options to purchase the Company's common stock and to receive grants of common stock subject to certain restrictions as more fully described in the Plan. The Plan has reserved 2,642,625 shares of common stock, subject to adjustments that may be issued under the Plan.

The Plan provides for the granting to employees (including employees who are also directors and officers) of options intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended ("Code"), and for the granting of nonstatutory stock options to directors, employees and consultants. The Plan is currently administered by the Board of Directors of the Company.

The exercise price per share of incentive stock options granted under the Plan must be at least equal to the fair market value of the common stock on the date of grant. With respect to any participant who owns shares representing more than 10% of the voting power of all classes of the Company's outstanding capital stock, the exercise price of any incentive or nonstatutory stock option must be equal to at least 110% of the fair market value of the grant date, and the maximum term of the option must not exceed five years. The terms of all other options granted under the Plan may not exceed ten years. Upon a merger of the Company, the options outstanding under the Plan will terminate unless assumed or substituted by the successor corporation. As of June 30, 1999, 724,231 options have been granted under the Plan. Mr. Anderson has been granted 353,350 common stock options for the year ended December 31, 1997; these options are exercisable at $0.62 and expire in October 2002.